Exhibit 99.16
CONSENT OF EXPERT
The undersigned, Mr. Rodrigo Mello, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ Rodrigo Mello
Name: Rodrigo Mello
Date: March 21, 2006